EXHIBIT 12.1
Polypore, Inc.
Ratio of Earnings to Fixed Charges

					Pre-Transaction	Post-Transaction

					January 4, 2004	May 2, 2004
					through	through
(in thousands)	2000	2001	2002	2003	May 1, 2004	January 1, 2005

Earnings:
Pretax income before extraordinary items and cumulative effect of accounting changes	$35,499	$39,632	$28,234	$64,094	$40,518	$(21,584)
Fixed charges	19,563	15,398	21,961	22,828	6,587	39,048

Earnings as adjusted	$55,062	$55,030	$50,195	$86,922	$47,105	$17,464

Fixed charges:
Interest expense, net	$18,193	$14,125	$20,862	$21,521	$6,048	$37,831
Interest portion of rental expense	1,370	1,273	1,099	1,307	539	1,217

Fixed charges	$19,563	$15,398	$21,961	$22,828	$6,587	$39,048

Fixed charges ratio	2.8	3.6	2.3	3.8	7.2	0.5

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.